AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

METASOLUTIONS, INC.

I, Kazi Hasan, Chief Executive Officer and Sole Director of Biotricity, Inc., a Nevada corporation, originally incorporated as Metasolutions, Inc. on August 29, 2012 (the “Corporation”), do hereby certify that (a) the Board of Directors of the Corporation (the “Board”) by written consent in lieu of a meeting, on January 27, 2016, adopted certain resolutions, subject to shareholder approval, to amend and restate the Articles of Incorporation of the Corporation (the “Restated Articles”) pursuant to Section 78.385, Section 78.390 and Section 78.430 of the Nevada Revised Statutes (“NRS”), (b) upon recommendation of the Board, by written consent in lieu of a meeting on January 27, 2016, the stockholders of the Corporation holding a majority of the voting power approved and adopted these Restated Articles pursuant to Section 78.320 of the NRS and (c) set forth below is the correct text of the Restated Articles, as amended to the date of this certificate:

FIRST:  The name of the Corporation is Biotricity, Inc.

SECOND:  Its principal office in the State of Nevada is located at 601 E. Charleston Blvd., Suite 100, Las Vegas, Nevada 89101, Clark County. The name of its registered agent is The Corporate Place, Inc.

THIRD: The nature of the business, object or purposes to be transaction, promoted or carried on are to carry on any lawful business whatsoever which the Corporation may deem proper or convenient, or which may be calculated, directly or indirectly to promote the interests of the Corporation or to enhance the value of its property; to have, enjoy and exercise, all the rights, powers and privileges, which are now or which may hereafter be conferred upon corporations organized under the same statutes as this Corporation; to conduct its business anywhere in the world.

FOURTH: The total number of shares of capital stock which may be issued by the Corporation is one hundred thirty five million (135,000,000), of which one hundred twenty five million (125,000,000) shares shall be common stock of the par value of $0.001 per share (the “Common Stock”) and ten million (10,000,000) shares shall be preferred stock of the par value of $0.001 per share (the “Preferred Stock”), which Preferred Stock shall be issued from time to time in one or more series, with such distinctive serial designations as shall be stated and expressed in the resolution or resolutions providing for the issue of such shares from time to time adopted by the Board; and in such resolution or resolutions providing for the issue of shares of each particular series, the Board is expressly authorized to fix the annual rate or rates of dividends for the particular series; the dividend payment dates for the particular series and the date from which dividends on all shares of such series issued prior to the record date for the first dividend payment date shall be cumulative; the redemption price or prices for the particular series; the voting powers for the particular series; the rights, if any, of holders of the shares of the particular series to convert the same into shares of any other series or class or other securities of the corporation, with any provisions for the subsequent adjustment of such conversion rights; and to classify or reclassify any unissued preferred shares by fixing or altering from time to time any of the foregoing rights, privileges and qualifications. All shares of the Preferred Stock of any one series shall be identical with each other in all respects, except that shares of any one series issued at different times may differ as to the dates from which dividends thereon shall be cumulative; and all shares of Preferred Stock shall be of equal rank, regardless of series, and shall be identical in all respects except as to the particulars fixed by the Board as hereinabove provided or as fixed herein. The Common Stock shall be subject to the express terms of the Preferred Stock and any series thereof.

FIFTH: The Corporation is to have perpetual existence.

SIXTH: Subject to the by-laws, if any, adopted by the stockholders, the Board is expressly authorized to make, alter or amend the by-laws of the corporation. The directors, without restriction or limitation, shall have all of the powers and authorities expressly conferred upon them by the statutes of this State and this corporation may in its by-laws confer powers upon its directors in addition to the powers and authorities expressly conferred upon them by the statutes of this State.

SEVENTH:  The Corporation may enter into contracts or transact business with one or more of its directors, or with any firm of which one or more of its directors are members, or with any Corporation or association in which any one of its directors is a stockholder, director or officer, and such contract or transaction shall not be invalidated or in any way affected by the fact that such director or directors have or may have interests therein which are or might be adverse to the interests of the Corporation, even though the vote of the director or directors having such adverse interest shall have been necessary to obligate the Corporation upon such contract or transaction provided such adverse interest is either known or made known to the remaining directors; and no director or directors having such adverse interest shall be liable to the Corporation or to any stockholder or creditor thereof, or to any other person, for any loss incurred by it under or by reason of any such contract or transaction; nor shall any such director or directors be accountable for any gains or profits realized thereon; always provided, however, that such contract or transaction shall at the time at which it was entered into have been a reasonable one to have been entered into and shall have been upon terms that at the time were fair.

EIGHTH: Meetings of stockholders may be held within or without the State of Nevada, if the by-laws so provide. The books of this corporation may be kept (subject to the provision of the statutes) outside of the State of Nevada at such places as may be from time to time designated by the Board or in the by-laws of the Corporation.

NINTH:  This Corporation reserves the right to amend, alter, change or repeal any provision contained in these articles of incorporation, in the manner now or hereafter prescribed by statute, or by these articles of incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

TENTH: A director or officer of the Corporation shall have no personal liability to the Corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, except for (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (b) the payment of dividends in violation of the applicable statutes of Nevada. If the Nevada General Corporation Law is amended after approval by the stockholders of this Article TENTH to authorize corporate action further eliminating or limiting the personal liability of directors or officers, the liability of a director or officer of the corporation shall be eliminated or limited to the fullest extent permitted by the Nevada General Corporation Law, as so amended from time to time. No repeal or modification of this Article TENTH by the stockholders shall adversely affect any right or protection of a director or officer of the corporation existing by virtue of this Article TENTH at the time of such repeal or modification.

The Amended and Restated Articles of Incorporation have been approved by a majority of the stockholders of the Corporation by written consent in lieu of a meeting.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, Metasolutions, Inc. has caused its Chief Executive Officer and Sole Director to execute this Amended and Restated Articles of Incorporation of Metasolutions, Inc. on this 27th day of January, 2016.

By:	/s/ Kazi Hasan
Kazi Hasan Chief Executive Officer and Sole Director